OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Full Circle Brewing, Co. Ltd. LLC

620 F Street, Fresno, CA 93706

559-264-6323

www.fullcirclebrewing.com

Up to 250,000 Class (B) Membership Units at $4 per Unit

Minimum purchase: 125 units ($500)

**A crowdfunding investment involves risk. You should not invest any funds in this offering
unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the
terms of the offering, including the merits and risks involved. These securities have not been recommended
or approved by any federal or state securities commission or regulatory authority. Furthermore, these
authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or
the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or
literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and
Exchange Commission has not made an independent determination that these securities are exempt from
registration.**

ABOUT THIS MEMORANDUM

Unless this Offering Memorandum (this "Memorandum") indicates otherwise or the context otherwise requires, references to "we," "us," "our," "The Group", "FCB" or "the Company" refer to Full Circle Brewing Co. Ltd. LLC.

The information contained in this Memorandum is intended to be accurate only as of the date of this Memorandum, regardless of the time of delivery of this Memorandum or of any sale of securities. This Memorandum supersedes all prior information and discussions concerning any proposed offering of securities.

Documents referred to in this Memorandum, if not attached as exhibits or annexes, are available from the Company for inspection upon request. Statements made in this Memorandum regarding the contents of such documents are not necessarily complete. All references to, or summaries of, such documents are qualified by reference to the complete documents.

This Memorandum and the information it contains is our confidential property. You must keep this information confidential and may not give a copy of this Memorandum to anyone other than your advisors solely for the purpose of advising you in connection with the offering. By your acceptance of this Memorandum, you acknowledge and agree to the foregoing restrictions.

This Memorandum is not intended to include all information that an investor may consider important when considering an investment in the Company and the securities being offered hereby. Prior to any purchase of the securities, potential investors should conduct their own investigation and analysis and may ask us questions concerning any aspect of the Offering, the Company and the securities and request any information they deem appropriate.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Memorandum, and may make such statements in discussions with potential investors, that are subject to risks and uncertainties. These forward-looking statements include statements regarding future prospects, profitability, liquidity, market risk, values and financial and other projections. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward looking statements.

These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors disclosed in this Memorandum, including, without limitation, those set forth in the "Risk Factors" section of this Memorandum as well as changes in current risks, management's assumptions regarding competitive factors, general economic conditions, customer relations, relationships with vendors, the interest rate environment, governmental regulation and supervision, seasonality, distribution networks, product introductions and acceptance, technological change, changes in industry practices and one-time events.

Because of these uncertainties, the Company's actual future results may be materially different from the results indicated by these forward-looking statements. We undertake no obligation to update or otherwise revise any forward looking statements, whether as a result of new information, future events or otherwise, and such statements should not be considered representations or warranties by us.

THE OFFERING

This summary highlights some of the information about the Company and the Offering, and it may not contain all of the information that is important to you in making an investment decision with respect to the units. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Memorandum, and our Form C, including any exhibits and annexes hereto, and should be read in conjunction therewith.

Target Offering Amount: The Target Offering Amount for the closing of escrow and the purchase of Class (B) Membership Units is $300,000. After close of the Target Minimum, the Company will have multiple closing on funds as invested, up to the Maximum Offering Amount.

Maximum Offering Amount: This offering is for up to $1,000,000 in total investment. The Company will not accept investments over the Maximum Offering Amount

Target Closing Date: The target closing is on or before November 30, 2017, and if we have not received the Target Raise of $300,000 by that date no securities will be sold in this offering. Before investment commitments are cancelled and committed funds returned, investors will be notified.

Investors: Accredited and non-accredited investors who subscribe through Breakawayfunding.com pursuant to a Title III offering.

Instrument: The investment instrument is non-voting Class (B) Membership Units.

Unit Price: $4.00 per Share.

Number of Units: Up to 250,000 Class (B) Membership Units are being offered.

Minimum Investment: $500 per investor (125 Units)

Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

- Annual income OR net worth *less than* $100,000:
  Greater of $2,000 or 5% of the *lesser of* your annual income or net worth, subject to a maximum of $100,000.

- Annual income AND net worth *greater than* $100,000:
  10% of the *lesser of* your annual income or net worth, subject to a maximum of $100,000.

You may include the income of your spouse for purposes of determining your annual income. Your net worth must *exclude* the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Offering Exemption: This offering is being conducted by Nobles & Richards, Inc. a FINRA registered broker-dealer pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(B)(6) of the Securities Act of 1933, as amended.

The issuer, Full Circle Brewing Co. Ltd, LLC certifies that the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- Has not failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Investor Perks: The Company has made available the following investor perks as set forth below.

Tier	Investment Amount	Perks
Tier 1	$500	Merchandise swag tote, name on investor wall
Tier 2	$1,000	Discount emblem to receive up to 25% off beer and merchandise. Exclusive rights to purchase "Investor Only" craft beer in can releases. Early access to new beer releases.
Tier 3	$1,500	Exclusive "Investor Only" shirt and growler. Bi-annual participation in beer naming sessions.
Tier 4	$2,000	VIP event access. Event ticket discounts. Discount on venue rental. 20oz Owners Mug (to be kept onsite at brewery).
Tier 5	$5,000	Brewer's "Owners Only" button up shirt. Seat on the Inner Circle Steering Committee. Access to private owners only brewer-lead brewery tours and offsite events.

Note: Each increased Tier includes all of the investor perks of the previous tiers.

THE COMPANY AND ITS BUSINESS

Full Circle Brewing Co. Ltd. LLC (henceforth referred to "FCB" or "the Company").

Founded in 1998, FCB owns and operates the longest running brewery in Central California. We create a variety of craft beers and ciders, produced in-house and sourced from a variety of national and regional hop and grain vendors.

FCB's unique business model combines one-of-a kind entertainment experiences and quality craft beer. This model provides a competitive advantage, as our revenue stream is enhanced by the draw of music enthusiasts and consumers seeking new and exciting entertainment activities.

As the State's fifth largest city with a population of 520 thousand[1], Fresno lags behind communities of similar size such as Sacramento (population 485 thousand[2]), which is home to 30 local breweries, nearly 80% more breweries per capita.



Sacramento
Modesto
Merced
Fresno
Clovis
Visalia
Hanford
Tulare
Porterville
Bakersfield
Salinas
San Jose
NEVADA
Bishop
Ridgecrest
San Luis Obispo
Santa Maria
Ventura
Oxnard
Simi Valley
Lancaster
Palmdale
Barstow
Victorville
San Bernardino
Riverside
Palm Springs

With over 450% growth in the first six months of 2017 over 2016 (under new ownership), and 2015 FCB is positioned, through its reputation, location, craft beer products and entertainment offerings, to capitalize on this void.

The California Craft Beer market is $6.9 billion[3]. Our goal is to grow production capacity from 500 barrels per year to 10,000 barrels per year, establish a regional distribution network in Central California (Bakersfield – Paso Robles – Stockton), and become a recognized leader in crafting new

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and tantalizing recipes.

We seek to raise up to $1,000,000 in capital to fuel our future.

Further information about the Company and its business appears in Exhibit C – FCB's Business Plan to the Form C of which this Offering Memorandum forms a part.

THE TEAM

Board of Managers and Officers

Arthur Moye	Co-Founder, CEO/Managing Director
Jacob Iest	Co-Founder, Chief Financial Officer

Arthur Moye, Chief Executive Officer. Serial entrepreneur, Certified Public Accountant and home brewer, Arthur brings over 15 years of consulting and small business management experience to FCB. Arthur has held leadership positions throughout his career often holding both the CEO and CFO role in established and start-up companies. He has also served as President of CalCPA, Vice President Risk Management Association, and Treasurer for several local non-profits. As a CPA, Arthur has worked with both local companies, as well as national clientele such as Beam Wine Estates, Sanrio, Black Angus, Foster Dairy Farms, and the Raisin Administrative Committee.

He has been recognized as 40u40 by the Business Street, successfully completed the SBA Emerging Leaders program, and worked for two of the largest accounting & consulting firms PriceWaterhouseCoopers and Deloitte. Arthur brings his ability to assemble top performing teams to the table. Arthur earned his Bachelors of Science, Accounting from San Jose State University and is a Certified Public Accountant.

Jacob Iest, Chief Financial Officer. CEO and managing member of a family owned dairy farm with 10,000 head of cattle, Jacob has 10+ years' experience in all aspects of operating a large organization, including strategic planning, financial and vendor management and human resources. Jacob is also an experienced real estate investor. He has been a Council member on the Dairy Farmers of America 10,000 cattle farm since 2017.

Jacob was a 2008 Peace Corps volunteer, a philanthropist member of NextGen Fresno and a Downtown Fresno supporter. He earned his Master's Degree in Applied Economics from Purdue University and Bachelor of Science degrees in Business and French from Fresno State University. He has used his background to bring financial modeling, activity based costing, lease vs buy analysis, and capital acquisition analysis to the table.

Operations Team

Mike Sumaya, Head Brewer. *He previously worked at Riley's* Brewing Company where he was responsible for cleaning and refreshing their brand over a 3 year period leading up to opening a brew pub. He is locally renowned for producing top quality beers of a variety of styles. FCB employees lovingly refer to him as the "Artist" He also serves as VP of the local brew club.

Adrian Barrera, Brewery Operations Manager. Adrian has more than 10 years of experience in the brewing industry holding head brewer and director of brewery operations titles. He has worked for major breweries across the state and country, and has significant experience in taking entry level breweries to full scale production breweries. *Previously worked for Kern River Brewing.*

Skip Tuttle, Sales Manager. Skip has been in the craft beer industry for the more than 10 years and was the integral force to growing several craft brands throughout the Central Valley. His connecting spirit is well known in the craft beer community. *Previously Worked for Tioga Sequoia Brewing Company.*

Tully Huffaker, Event Booker and Promoter. Tully has been orchestrating music events since he was 16, and has had a major impact on the music scene in the Central Valley. He has booked shows from a few hundred to thousands of patrons. *Previously he worked for Fulton 55, a local entertainment venue.*

Nate Johns, Venue Operations Manager. Nate has spent more than 10 years as a produce manager at Food for Less. Nate exudes passion in is our top brand evangelist. He brings structure and order to our day to day operations of the venue and is the front lines for ensuring customer and artist satisfaction at the venue.

Refer to FCB's Business Plan for information about other operations personnel.

Related party transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting securities, any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company has executed a ten-year contract to lease the facility located at 620 F Street, Fresno, CA 93706 from 620, F Street, LLC (See Appendix A).   The building consists of two parcels is approximately 8,700 sq. ft. of improved space in which FCB operate its business and approximately 15,012 of unimproved lots immediately adjacent to the North within a fenced area.

The lease agreement was executed on June 20, 2016 and will terminate, unless extended, on June 30, 2026.

620 F Street, LLC and FCB have common ownership. Arthur Moye, FCB's CEO, is a 70% owner in 620 F Street, LLC and a 69% owner in FCB via the Moye Family Trust.

RISK FACTORS

In addition to all other information set out in this document, the following specific risk factors should be considered carefully by potential investors in evaluating whether to make an investment in the Company. The investment described in this document may not be suitable for all of its recipients. Before making a final decision, investors are advised to consult their stockbroker, bank manager, attorney, accountant or other independent professional adviser.

You should carefully consider the risks described below and ensure that you have read this document in its entirety before making a decision to invest in the Company.

Prospective investors should be aware that an investment in the Company is speculative and involves a high degree of risk. In addition to the other information contained in this document, the Company believes that the following risk factors are the most significant for potential investors and should be considered carefully in evaluating whether to make an investment in the Company. If any of the risks described in this document actually occurs, the Company may not be able to conduct its business as currently planned and its financial condition, operating results and cash flows could be seriously harmed.

The risks listed do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not presently known to the Company, or which the Company currently deems immaterial, may also have an adverse effect on the Company. In particular, the Company's performance may be affected by changes in market or economic conditions and in legal, regulatory and tax requirements. The risks listed below are not set out in any particular order of priority. These are the principal risks that relate to the Company and business:

- *Our future success is dependent on the continued service of our senior management*. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. The experience, technical skills and commercial relationships of the personnel of the Company provide us with a competitive advantage. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

● ***Various diseases, pests and certain weather conditions could affect quality and quantity of hops and grains*** Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions could affect the quality and quantity of hops and grains, decreasing the supply of our products and negatively impacting our operating results. Future government restrictions regarding the use of certain materials used in hops and grains growing may increase costs and/or reduce production. We cannot guarantee that our hop and grain suppliers will succeed in preventing disease in their existing farm lands or that we will succeed in preventing disease If hop and grain crops become contaminated with diseases, operating results would decline, perhaps significantly.

● ***We may not be able to acquire enough quality hops and grain for our beer.*** While we believe that we can secure sufficient supplies of hops and grains from supply contracts with independent distributors, we cannot be certain that hop and grain supply shortages will not occur. Hop and grain supply shortages resulting from a poor harvest can be caused by a variety of factors outside our control, resulting in reduced product that is available for sale. If revenues decline as a result of inadequate hops and grains supplies, cash flows and profitability would also decline.

● ***We face significant competition which could adversely affect our profitability.*** The craft beer industry is intensely competitive and highly fragmented. Our craft beers compete in several craft beer markets within the craft beer industry as a whole with many other domestic and foreign craft beers. Our craft beers also compete with comparably priced generic craft beers and with other alcoholic and, to a lesser degree, non-alcoholic beverages. A result of this intense competition has been and may continue to be upward pressure on our selling and promotional expenses. Many of our competitors have greater financial, technical, marketing, and public relations resources than we do. There can be no assurance that in the future we will be able to successfully compete with our competitors or that we will not face greater competition from other craft beer and beverage manufacturers.

● ***We compete for shelf space in retail stores and for marketing focus by independent distributors, most of whom carry extensive product portfolios.*** We sell our products regionally, primarily through independent distributors and brokers for resale to retail outlets, restaurants, hotels and private clubs across the Central Valley, California. Sales to distributors are expected increase and to represent a substantial portion of our net revenues in the future. A change in our relationship with any of our significant distributors could harm our business and reduce our sales. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate a distributor for poor performance without reasonable cause, as defined by applicable statutes. Any difficulty or inability to replace distributors, poor performance of our major distributors or our inability to collect accounts receivable from our major distributors could harm our business. There can be no assurance that the distributors and retailers we use will continue to purchase our products or provide our products with adequate levels of promotional support. Consolidation at the retail tier, among club and chain grocery stores in particular, can be expected to heighten competitive pressure to increase marketing and sales spending or constrain or reduce prices.

● ***Contamination of our craft beers could harm our business.*** We are subject to certain hazards and product liability risks, such as potential contamination, through tampering or otherwise, of ingredients or products. Contamination of any of our craft beers could cause us to destroy our craft beer held in inventory and could cause the need for a product recall, which could significantly damage our reputation for product quality. We maintain insurance against certain of these kinds of risks, and others, under various insurance policies. However, our insurance may not be adequate or may not continue to be available at a price or on terms that are satisfactory to us and this insurance may not be adequate to cover any resulting liability.

● ***A reduction in consumer demand for craft beers could harm our business.*** A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including: a general decline in economic conditions; changes in consumer spending habits; increased concern about the health consequences of consuming alcoholic beverage products and about drinking and driving; a trend toward a healthier diet including lighter, lower calorie beverages such as diet soft drinks, juices and water products; the increased activity of anti-alcohol consumer groups; and increased federal, state or foreign excise and other taxes on alcoholic beverage products.

Reductions in demand and revenues would reduce profitability and cash flows.

- *A decrease in craft beer score ratings by important rating organizations could have a negative impact on our ability to create greater demand and pricing.* Brands are issued ratings or scores by local and national craft beer rating organizations, and higher scores usually translate into greater demand and higher pricing.

- *Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business, operations or financial performance, and water scarcity or poor quality could negatively impact our production costs and capacity.* Our business depends upon agricultural activity and natural resources, including the availability of water. There has been much public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Severe weather events and climate change may negatively affect agricultural productivity for our suppliers. The quality and quantity of water available for use is important to the supply of hops and grains and our ability to operate our business. Adverse weather, measures enacted to address climate change, and other environmental factors beyond our control could reduce our hops and grains production and adversely impact our cash flows and profitability.

- *Changes in domestic laws and government regulations or in the implementation and/or enforcement of government rules and regulations may increase our costs or restrict our ability to sell our products into certain markets.* Government laws and regulations result in increased farming costs, and the sale of craft beer is subject to taxation in various state, federal and foreign jurisdictions. The amount of craft beer that we can sell directly to consumers outside of California is regulated, and in certain states we are not allowed to sell craft beers directly to consumers and/or the amount that can be sold is limited. Changes in these laws and regulations could have an adverse impact on sales and/or increase costs to produce and/or sell craft beer. The craft beer industry is subject to extensive regulation by the "TTB" and various foreign agencies, state liquor authorities, such as the "CABC", and local authorities. These regulations and laws dictate such matters as licensing requirements, trade and pricing practices, permitted distribution channels, permitted and required labeling, and advertising and relations with wholesalers and retailers. Any expansion of our existing facilities or development of new opportunities may be limited by present and future zoning ordinances, environmental restrictions and other legal requirements. In addition, new regulations or requirements or increases in excise taxes, income taxes, property and sales taxes or international tariffs, could affect our financial condition or results of operations. Recently, many states have considered proposals to increase, and some of these states have increased, state alcohol excise taxes. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on our financial condition, results of operations or cash flows.

- *Our success depends on our ability to uphold the reputation of our brand, which will depend on the effectiveness of our marketing, our product quality, and our customer experience*. Any harm to our brand could have a material adverse effect on our company.

- *We rely upon our suppliers to produce our products consistently, on time and with the highest level of quality*. Many of our products are only available from only one supplier. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions or any other change in local conditions. Any disruption in our supply chain could have a material adverse effect on our business.

- *We rely upon information systems to operate our website, process transactions, and communicate with customers*. Any disruption or slowdown of our systems, including system failures, breaches or other causes could disrupt our business and reduce our sales.

- *Our success depends on our ability to design and manufacture products that appeal to our customers*. It is possible that future new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- *We rely on third parties to provide services essential to the success of our business*. Our third party partners provide a variety of essential business functions, including warehousing and distribution, website hosting and design, and many others. If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse impact on the company.

- ***An economic downturn in our key markets may adversely affect consumer discretionary spending and demand for our products***. Factors affecting the level of consumer spending include general economic conditions, consumer confidence in future economic conditions, the availability of consumer credit, levels of unemployment, and tax rates, among others. Poor economic conditions may lead consumers to delay or reduce purchase of our products, which could have a material adverse effect on our financial condition.

- ***Local political climate, urban infill general plan and policy could change.*** The City of Fresno has created the Urban Form, Land Use and Design Element in its General Plan which establishes the structural framework for the city to enhance the character of neighborhoods and districts, creating vibrant centers of activity and a public realm that is engaging and livable, crafting a tapestry of distinctive, connected communities, and strengthening Fresno's identity. Included in this initiative is streamlined construction permitting and zoning ordinance flexibility. A reverse its current position on growth and community revitalization could adversely affect our business.

- ***The speed at which our competition could replicate our recipes could affect demand for our products.*** Larger competitors with greater resources have the ability to replicate our craft beer recipes and bring them to market fast and cheaper. If we are unable to protect our intellectual property or to create new recipes to replace those lost to our competition our business could be harmed and our financial condition to suffer.

- ***Our trademarks may conflict with the rights of others and we may be prevented from selling some of our products***. We have not yet applied for several United States and foreign trademark registrations. We cannot guarantee that any of our future trademark applications will be approved. Additionally, third parties may assert intellectual property claims against us, particularly as we expand our business. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties or cease using those rights altogether. Any of these events could harm our business and cause our results, liquidity and financial condition to suffer.

- ***Requirement for further investment***. The Company may require additional capital in the future for expansion, its activities and/or business development, whether from equity or debt sources. There can be no guarantee that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. If additional funds are raised by issuing equity securities, dilution to the then existing equity owners may result. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon such expansion, activities and/or business development which could adversely impact upon the Company, its business, development, financial condition, operating results or prospects.

- ***There is no assurance the maximum amount of this offering will be sold***. The Offering will be undertaken through the services of a registered third party that will act as the Company's online portal and there can be no assurance that all of the units offered hereby will be sold. Failure to sell all of the units offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities. The offer and sale of the units pursuant to the offering have not been and will not be registered under the Securities Act or any state securities act by reason of specific exemption from registration under such acts. Thus, prospective investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, prospective investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit of prior review by any regulatory agency.

- ***Investors will have no voting rights with respect to decisions of the Company***. We are offering units of our non-voting, Class (B) Membership Units. Investors will have no voting rights attached to their units and therefore will have no ability to impact or otherwise influence corporate decisions of the Company. Specifically, and without limitation, the majority holders of our other classes of membership units may determine to sell the Company and, depending on the nature of the transaction, be forced to sell their units in that transaction regardless of whether they believe the transaction is the best or highest value for their units, and regardless of whether they believe the transaction is in their best interests.

- **This investment is illiquid**. There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should be prepared to hold this investment until the company is acquired or has an initial public offering, both of which depend on a variety of factors outside of our control, and may never occur. The units are being offered pursuant to exemptions from the registration requirements of the Securities Act, and must be held indefinitely unless the units are subsequently registered under the Securities Act or an exemption form such registration is available and state securities laws are complied with. The Company is under no obligation to register the units under the Securities Act or qualify such units under any state securities laws.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following reflects all investors with outstanding ownership greater than 5.0%.

Investor	Capital Contribution	Number of Units	% of Total
Class A			
Jakovickas Family Trust	$ 20,000	54,500	5.29%
Moye Family Trust	$ 37,075	706,519	68.60%
Latricia Adkins	$ 65,630	62,527	6.07%
Jacob Iest	$ 35,791	55,067	5.35%
Other Class A Investors	$ 78,506	151,305	14.69%
Total	**$ 237,002**	**$ 1,029,918**	**100.00%**

Classes of securities

The capital of the Company consists of two classes, designated respectively as: Class (A) Membership Units (voting) and Class (B) Membership Units (non-voting).

If this offering is fully subscribed, there will be 250,000 units of our Class (B) Membership Units outstanding. If the minimum amount is raised in this offering ($300,000), there will be 75,000 units of our Class (B).

The summary of the fully diluted capitalization of the Company (if the maximum offering amount is raised) is as follows:

Investor	Number of Units	% of Total
Class A	$ 1,029,918	80.47%
Class B	$ 250,000	19.53%
Total	**$ 1,279,918**	**100.00%**

The rights of each class of security are described below.

Voting Rights: Holders of Class (B) Units are not entitled to any voting rights, except as required by law. Investors holding Class (A) Membership Units have sole voting rights.

Election of Managers by Members: The Company's Board of Directors known as Board of Managers, initially consists of one (1) Manager, Arthur Moye.

Distribution Rights: No Member will have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof. Investors should not expect to receive distributions until the Company has excess cash flow. Below is an example of how distributions will be paid:

If $10,000 is available to distribute, Class B investors would share pro rata and be entitled to $1,953 ($10,000 * 19.53%) in the aggregate, as a class of investors.

Multiple Closings: If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.)

How to cancel an investment commitment: NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.)

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

How Securities Offered May be Modified: Forced Conversion of Class (B) Membership Interests to Promissory Note.

In the event a Class (B) investor becomes an ineligible member as defined in Section 16.13 the Company's Second Amended and Restated Operating Agreement, that investors' equity investment will automatically be converted into a five year promissory note at a value equal to that Member's cumulative Capital Contributions multiplied by 1.2. At the Company's option, it may pay such amount in cash or pursuant to a five-year interest only promissory note with a balloon payment of principal at the end of the term that (i) bears interest at the Internal Revenue Service's Applicable Federal Rate at the time of such repurchase and (ii) is subject to prepayment in whole or in part at any time without penalty.

What it means to be a Non-Voting Membership Units Investor: As a holder of Class (B) Membership Units, you will have no voting rights. The Class (A) Membership owners will control the Company. As a Class (B) Unit holder you will have no ability to influence our policies or any other corporate matter, including the election of managers, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution: The investor's stake in a company could be diluted when a company issues additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller percentage of a larger company. This increase in the number of units outstanding could result from a capital offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment).

If the company decides to issue more Class (A) or Class (B) Membership Units, an investor could experience value dilution, with respect that there are more demands on cash flow that there was prior to the dilution, with the total percentage an investor owns being less than before.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, funds available for distribution and the potential return of all or part of your investment.

Transferability of Securities: Our Class (B) Membership Units are not currently traded on any stock exchange. There will not be a public market for the investment. Our Operating Agreement (see Appendix B) places restrictions on the ability to transfer or sell the units to third parties. As a result, you may not be able to sell your units at the time you desire and any sale may be at a substantial discount. Because the units are being sold in accordance with exemptions from the registration and/or qualification requirements of federal and state securities laws, resale or further transfer of the units is highly restricted by such securities laws which an investor desiring to resell or transfer his/her/its securities must fully comply with and pay all of the costs associated with. We cannot assure you that the units will ever appreciate in value to the point where, even if the units were sold at a substantial discount, you would receive the price you paid for your units.

The units are being offered pursuant to exemptions from the registration requirements of the Securities Act, and must be held indefinitely unless the units are subsequently registered under the Securities Act or an exemption from such registration is available and state securities laws are complied with. The Company is under no obligation to register the units under the Securities Act or qualify such units under any state securities laws. Unit certificates will bear appropriate legends with respect to these restrictions.

Non-accredited Class B investors shall have no right to voluntarily transfer their Membership Units. Accredited Investors may voluntarily transfer their Membership Units in accordance with and subject to the provisions of the Company's Operating Agreement. Please refer to the Company's Operating Agreement herein attached as Appendix B.

In addition, the Purchaser may not transfer the Securities to a competitor, a family member or an affiliate of a competitor, as determined by the Company in good faith.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the fiscal periods ended, June 30, 2017, December 31, 2016 and December 31, 2015 can be found in Appendix B to the Business Plan in Form C of which this Offering Memorandum forms a part.

Financial condition

Results of operations

Effective August 22, 2016, the new owners under the stewardship of Arthur Moye, acquired FCB's operations. As such, the remainder of 2016 was a year of transition from the previous to the new ownership, installing new equipment installation, completing building renovations and recruiting an A-team of experienced industry professionals.

The company achieved break-even for the period January 1, 2017 through June 30, 2017 by generating a nominal profit of $85. FCB reported total revenue from operation of $167,849 and other income from NEO reimbursement of $26,867. This performance represents a 452% increase over the same period in prior year. Cost of goods sold were $49,811 producing a gross profit of $118,038. Total expenses for the period ended June 30, 2017 were $144,820.

FCB reported $76,142 in losses in 2016, from total revenue $82,811 and $137,842 in total expenses. Cost of goods sold was $21,026 resulting in a gross profit of $61,700.

Financial and other milestones

- The company, under the new ownership, has acquired the assets and intellectual property of a 20 year-old and the longest operating craft brewery in Fresno, California in June 2016.
- August 2016, renovations began and new equipment was installed.
- September 2016, FCB opened for business.
- October 2016, FCB began booking new entertainment; Juicy IPA was born.
- November 2016, first major event: 559 Fest.
- December 2016, hired an event coordinator; engaged services of Talent Buyer.
- January 2017, purchased new tanks.
- March 2017, hired sales team; established wholesale distribution channel.
- April 2017, purchased new canning machine.
- June 2017, held largest event in FCB history: POD; ran out of beer.
- July 2017, received 1st Place in Central Valley Hop Shootout.
- August 2017, hired Regional Beer Production Manager to scale operations.

Liquidity and capital resources

Under new ownership, the company has nine months of operating history. However, there is sufficient capital to operate at its current production levels. The Company seeks additional capital to scale production capacity and grow revenue. If the Company is successful in this offering, we may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company.

Indebtedness

Notes to Employees. The Company entered into five short term investor notes totaling $113,935 during its ramp-up phase. Those notes were converted into Class (A) Membership Units on August 1, 2017.

Small Business Acquisition Financing. On August 22, 2016, the Company entered into a ten year loan agreement from a local lender to provide $125,000 financing to complete its purchase of FCB. The loan has a variable interest rate at 2.75% above Prime Rate. The interest rate can adjust every calendar quarter.

Equipment Leases

On March 28, 2017, the Company entered into a five year lease to purchase canning equipment. The total amount financed was $39,000. The Company pays approximately $829 per month.

USE OF PROCEEDS

We are seeking to raise $1,000,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $300,000. We have agreed to pay Nobles & Richards, Inc. a fee of 10% on all funds raised. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for general working capital, equipment purchase, staffing, product development and marketing.

Irregular Use of Proceeds

There will be no irregular use of proceeds in this offering.

DETERMINATION OF OFFERING PRICE

The offering price of the units has been established at $4.00 per unit. This price was determined solely by the Company and is arbitrary. This price should not be considered a determination of the actual present or future value of the Company's units. Additionally, this price may not be indicative of the price at which the units would trade if they were listed on an exchange or actively traded by brokers nor of the proceeds that an investor would receive if we were liquidated or dissolved.

In the event the Company requires additional investment to fund its operation, it may sell and issue to third parties additional equity securities in the Company, which would have a dilutive effect on all investors of the Company.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS/HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSES OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR COVERING THE POSSIBLE IMPACT OF STATE TAXES.

ADDITIONAL INFORMATION

Disqualification:

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Legal Proceedings:

The Issuer is not aware of any material legal proceedings in which the issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding:

With respects to the Issuer, any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial members of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly and indirectly) remuneration for solicitation of investors in connection with the sale of the Securities, or any general partner, director, officer or managing member of any solicitor:

1. None of any such persons has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Offering Statement, of any felony or misdemeanor:

   (i) in connection with the purchase or sale of any security;
   (ii) involving the making of any false filing with the SEC; or
   (iii) arising out of the conduct of the business of an underwriter, broker dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. None of any such persons has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Offering Statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security;
    (ii) involving the making of any false filing with the SEC; or
    (iii) arising out of the conduct of the business of an underwriter, broker dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that:

    (i)   at the time of the filing of this Offering Statement bars the person from:
        (A) association with an entity regulated by such commission, authority, agency or officer;
        (B) engaging in the business of securities, insurance or banking; or
        (C) engaging in savings association or credit union activities; or
    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

4. None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Offering Statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;
    (ii) places limitations on the activities, functions or operations of such person; or
    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. None of any such person has been subject to any order of the SEC entered within five years before the filing of the Offering Statement that, at the same time of the filing of this Offering Statement, orders the person to cease and desist committing or causing a violation or future violation of:

    (i)   any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act or any other rule or regulation thereunder, or
    (ii) Section 5 of the Securities Act.

6. None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. None of any such person filed (as a registrant or Issuer), and none if any such person was or was named as an underwriter in, any registration statement or Regulation A Offering Statement filed with the SEC that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8. None of any such person has been subject to a United States Postal Service false representation order entered within the five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Offering Statement, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to

constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Exempt Offerings conducted within the past three years.

The Issuer has not conducted any exempt offerings within the past three years.

Transfer Agent.

While these securities are not registered with the SEC or any other regulatory agent, the Company has selected KoreConX (www.koreconx.com) to be its transfer agent and registrar for the securities for maintaining the records of ownership and managing distributions to investors.

Annual Reports.

Commencing on April 15, 2018, the Company will make annual reports available on its KoreConX (www.koreconx.com) website under a tab titled, "*Investor Information.*"

Compliance Failure.

The Company has not previously failed to comply with the ongoing reporting requirements of Regulation CF.

INVESTING PROCESS

See Appendix C to the Offering Statement of which this Offering Memorandum forms a part.

Updates.

Information regarding the progress of the offering appears on the company's profile page on Breakaway Funding.com.

Appendix A

620 F Street, LLC
Lease Agreement dated June 20, 2016

Appendix B

Full Circle Brewing Co. Ltd., LLC

Second Amended and Restated Operating Agreement

Dated August 11, 2017

Appendix C

Full Circle Brewing Co. Ltd., LLC

Investing Process: How to Subscribe to the Offering

[END OF EXHIBIT A]